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                                                                      EXHIBIT 82

                                 [INTEROIL LOGO]

                              INTEROIL CORPORATION
                                 DRILLING REPORT
                                20TH JANUARY 2004

MOOSE - 2

TYPE:                      Oil Exploration / Appraisal well

LOCATION:                  PPL 238, Eastern Papuan Basin

                           145 degrees 12.30" E, 06 degrees 59.69' S

CURRENT STATUS:            Cored to 799 meters (2,621 ft) through the limestone
                           section and top of shale section at 793 meters (2,601 ft).

                           Preparing to drill out the 5 inch and 4 inch cored section with a 6 1/4 inch conventional drill bit and drill ahead into shale section, before setting 5.5 inch casing and then drilling towards the primary target.

PLANNED TOTAL DEPTH:       1,700m (5,577ft)

OPERATOR:                  InterOil subsidiary SPI (208) Limited

PROSPECT DESCRIPTION:      Step-out well to appraise the extent of the Moose
                           limestone reservoir that had oil shows in the Moose
                           ST-1 well, approximately 4.5km (3 miles) away.

                           Deeper exploration target of Pale sandstone, two way dip closure, doubly plunging thrust anticline.

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STERLING MUSTANG - 1

TYPE:                      Oil Exploration

LOCATION:                  PPL 238 Eastern Papuan Basin

                           145 degrees 23' 47.82" E, 06 degrees 56' 54.40"S

CURRENT STATUS:            Drilling at 500 meters (1,640 feet), progress for
                           week is 437 meters (1,430 feet). Currently drilling ahead prior to setting 9 5/8 inch casing.

PLANNED TOTAL DEPTH:       2,200m (7,218ft)

INTEREST:                  InterOil subsidiary SPI (208) Limited 100%

OPERATOR:                  SPI (208) Limited

PROSPECT DESCRIPTION:      Two way dip, doubly plunging thrust anticline with
                           Late Cretaceous Pale and Subu quartz sandstones
                           (primary) and Eocene "Mendi" Limestone with fracture porosity (secondary) objectives.

FOR FURTHER INFORMATION:

PLEASE SEE THE INTEROIL WEB SITE AT WWW.INTEROIL.COM

NORTH AMERICA                          AUSTRALASIA
-------------                          -----------
Gary M Duvall                          Anesti Dermedgoglou
Vice President, Corporate Development  Vice President, Investor Relations
InterOil Corporation                   InterOil Corporation
gary.duvall@interoil.com               anesti@interoil.com
Houston, TX USA                        Cairns, Qld Australia
Phone: +1 281 292 1800                 Phone: +61 7 4046 4600

Lisa Elliott                           Andy Carroll
DRG&E                                  General Manager, Exploration & Production
lelliott@drg-e.com                     InterOil Corporation
Phone: +1 713 529 6600                 Phone: +61 2 9279 2000